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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu

                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F[X]                     Form 40-F -


      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes -                          No [X]


      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-              .)

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      This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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[SK Telecom LOGO]




Report to the Korea Stock Exchange

                             RE : RECORD DATE NOTICE

With respect to our plan to merge SK IMT Co., Ltd. ("SK IMT") with SK Telecom Co., Ltd. (the "Company") by April 2003, as referred to in our report on Form 6-K filed with the SEC on December 24, 2002:

- the record date of the small-scale merger of SK IMT with the Company is expected to be on February 5, 2003; and

- the submission period of the objection to the small-scale merger of SK IMT with the Company is expected to be from February 6, 2003 to February 20, 2003, inclusive.

The Company may at its sole discretion change its current plan concerning its merger with SK IMT. As a result, the above dates may be subject to change.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              SK TELECOM CO., LTD.


                                              By: /s/ Sung Hae Cho
                                                  ---------------------
                                                  Name: Sung Hae Cho
                                                  Title: Vice President
                                                         IR Office

Date: February 4, 2003